Exhibit 10(2)

PARTIAL
TERMINATION
AGREEMENT

between

PROGAS LIMITED

and

NORTHEAST ENERGY ASSOCIATES,
A LIMITED PARTNERSHIP

Dated as of July 11, 2003

PARTIAL TERMINATION AGREEMENT

THIS PARTIAL TERMINATION AGREEMENT (the "**Agreement**") is made this 11th day of July, 2003, (the "**Effective Date**") by and between **PROGAS LIMITED**, a Canada corporation ("**ProGas**"), and **NORTHEAST ENERGY ASSOCIATES, A LIMITED PARTNERSHIP**, a Massachusetts limited partnership ("**NEA**") (each a "**Party**", and collectively the "**Parties**").

WITNESSETH:

WHEREAS, ProGas and NEA are parties to two contracts pursuant to which ProGas sells natural gas to NEA for consumption at NEA's 300 MW natural gas-fired electrical and steam generation facility located in Bellingham, Massachusetts (the "**Facility**");

WHEREAS, ProGas and NEA are parties a Gas Purchase Contract, dated as of May 12, 1988, as amended by an Amending Agreement, dated as of April 17, 1989, and by a Second Amending Agreement, dated as of June 23, 1989, and by an Amending Agreement, dated as of November 1, 1991, and by an Amending Agreement and a Letter Agreement, both dated as of July 30, 1993 (collectively, the "**NEA Base Contract**"), as further amended by an Amending Agreement dated as of March 1, 2003 (the "**Amending Agreement**") (the NEA Base Contract, as amended by the Amending Agreement, the "**Contract**");

WHEREAS, the Contract governs the purchase by NEA and sale by ProGas of 35,418 MMBtus/day of natural gas;

WHEREAS, pursuant to the terms and conditions set forth herein, the Parties desire to terminate their respective obligations to buy and sell a portion of the Daily Contract Quantity (as defined in the Contract and hereinafter referred to as the "**Daily Contract Quantity**") equal to 22,911 MMBtus/day so that the resulting Daily Contract Quantity under the Contract will be 12,507 MMBtus/day, subject to adjustment as described herein;

WHEREAS, the Parties agree that NEA will pay to ProGas or ProGas will pay to NEA, as appropriate, a Partial Termination Payment (as hereinafter defined) in consideration for the agreement to reduce the quantity of natural gas purchased and sold pursuant to the Contract;

WHEREAS, the Parties have entered into a Termination Agreement, dated as of July 10, 2003 (the "**Termination Agreement**"), pursuant to which NEA will pay ProGas approximately twenty-four million U.S. dollars (US$24,000,000), a portion of which proceeds will enable ProGas to make the ProGas Partial Termination Payment (as hereinafter defined) to the extent required pursuant to Section 3.2(b) of this Agreement;

WHEREAS, pursuant to an agreement (the "**Firm Service Agreement**") with TCPL (as hereinafter defined), ProGas has obtained firm gas transportation service from TCPL for the natural gas to be supplied to NEA under the Contract, and will incur costs in connection with such gas transportation arrangements in the event that the Contract is terminated;

WHEREAS, pursuant to the ProGas/TransCanada NE Assignment Agreement dated on or about July 30, 1993, by and between ProGas and TCPL (the "**Assignment Agreement**"), ProGas collaterally assigned to TCPL certain payments due to ProGas from NEA under the Contract as security for payment of amounts due to TCPL under the Firm Service Agreement;

WHEREAS, pursuant to the Northeast Notice and Consent dated as of July 30, 1993, by and among ProGas, TCPL and NEA, NEA consented to such collateral assignment and other terms and conditions under the Assignment Agreement;

WHEREAS, pursuant to Section 6.3 of the Assignment Agreement, ProGas may not amend, modify or terminate the Contract without the prior written consent of TCPL;

WHEREAS, pursuant to the Bond Indentures (as hereinafter defined), NEA is prohibited from amending, modifying or terminating the Contract unless certain requirements described therein have been satisfied; and

WHEREAS, the Parties have agreed to a certain calculation methodology for determining the amount of the Partial Termination Payment, which will be based on certain prevailing market conditions on the Partial Termination Payment Calculation Date (as hereinafter defined).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. DEFINITIONS; TERM; APPENDICES

In addition to terms defined in the recitals hereto, the following terms shall have the meanings set forth below.

1.1 Defined Terms.

"**Affected Producers**" means the producers who have entered into long-term gas purchase agreements with ProGas and who are entitled to cast ballots approving or disapproving the pricing under the Replacement Resale Arrangement.

"**Annual After Tax Discount Rate**" means the agreed-upon proxy for ProGas' after tax discount rate, equal to 6.98% and used for the calculation of the NYMEX Reference Price and NYMEX Final Price.

"**Approvals**" has the meaning set forth in Section 13(f).

"**Base Partial Termination Payment**" has the meaning set forth in Section 3.2.

"**Bond Indentures**" means, collectively, the Trust Indenture dated as of November 15, 1994 among ESI Tractebel Funding Corp. (as successor to IEC Funding Corp.), as Issuer, NEA, NJEA and State Street Bank and Trust Company, as Trustee, as amended to date, and the Indenture dated as of February 19, 1998 by and among ESI Tractebel Acquisition Corp., as Issuer, Northeast Energy, L.P. and State Street Bank and

Trust, as Trustee and Collateral Agent, as amended to date, pursuant to which senior notes and subordinated bonds, respectively, were issued to finance, in part, the Facility, together with any successor loan and security documents resulting from a refinancing, defeasance or exchange of such senior notes or subordinated bonds.

"Broker Quotes" means the written Mid-Market price quotations for monthly NYMEX Henry Hub Gas Prices obtained from OTC Brokers.

"Business Day" means Monday through Friday, excluding any day on which banks in either Calgary, Alberta (Canada) or New York, New York (U.S.A.) are closed for business.

"Calculation Period" means the period from the later of (i) January 1, 2004 and (ii) the first day of the month following the month during which the Closing Notice is delivered through December 31, 2013.

"Calendar Year Swap Spread" has the meaning set forth in Section 3.4(a)(ii).

"Closing Date" has the meaning set forth in Section 3.1(a).

"Closing Notice" has the meaning set forth in Section 3.1(a).

"**Deviation Percentage**" has the meaning set forth in Section 3.4(b).

"Effective Date" has the meaning set forth in the Preamble hereto.

"Eligible Broker Quotes" has the meaning set forth in Section 3.4(a)(ii).

"Expiration Date" has the meaning set forth in Section 2.2.

"Fixed Price Replacement Arrangement" has the meaning set forth in Section 2.4(d).

"Indenture Compliance Arrangement" has the meaning set forth in Section 2.4(a).

"**Indemnified Person**" has the meaning set forth in Section 17(a).

"**JCP&L PPA Restructuring**" has the meaning set forth in Section 2.4(c)

"Mid-Market" means the average of the "bid" and "offer" prices for natural gas. If bid and offer pricing is not simultaneously available, then for the purposes of this Agreement, the Mid-Market shall mean the "settlement" price published or quoted by NYMEX on the day that such pricing was sought, or the price most reasonably equivalent thereto.

"**National Energy Board**" means the National Energy Board, a Canadian governmental agency established by the *National Energy Board Act*, Chapter N-7 of the Consolidated Statutes of Canada, or any successor board, agency or governmental authority.

"NEA Partial Termination Payment" means the amount to be paid by NEA to ProGas, to the extent required pursuant to Section 3.2(a), in consideration for the reduction of the Daily Contract Quantity to the Remaining Daily Contract Quantity on the Partial Termination Date, the spreadsheet showing the final calculations of which shall be attached hereto on the Closing Date as **Appendix C**.

"NEA Payment Cap" has the meaning set forth in Section 3.2(a).

"NEA Threshold" has the meaning set forth in Section 3.2(a).

"NEB Approval" means the approval of the National Energy Board of the Reduction Amendment pursuant to subsection 17(5) of the National Energy Board Act Part VI (Oil and Gas) Regulations.

"**NJEA**" means North Jersey Energy Associates, A Limited Partnership.

"NYMEX" means the New York Mercantile Exchange, Inc.

"NYMEX Final Price" means the average of the NYMEX Henry Hub Gas Prices for each month in the Calculation Period calculated as of the Partial Termination Payment Calculation Date using the average of (1) the relevant prices for such date, (2) the relevant prices for the Business Day immediately preceding such date, and (3) the relevant prices for the date that is two (2) Business Days prior to such date. An example of this calculation is shown on **Appendix A.**

"NYMEX Henry Hub Gas Prices" means the gas futures contract price for natural gas delivered at Henry Hub in U.S. Dollars per MMBtu, for each month from January 1, 2004 up to and including the year 2013 as determined in accordance with Section 3.4.

"NYMEX Price Differential" means the NYMEX Final Price minus the NYMEX Reference Price. The NYMEX Price Differential may be a negative number. An example of this calculation is shown on **Appendix A.**

"NYMEX Reference Price" means the average of the NYMEX Henry Hub Gas Prices for each month in the Calculation Period calculated as of May 28, 2003 and as calculated and shown on **Appendix A** as US$4.869/MMBtu.

"NYMEX Settlement Date" means, for any month, the third (3rd) from the last Business Day of such month.

"OTC Brokers" means the brokers listed on **Appendix D** and any other brokers agreed to in writing by the Parties for the purpose of providing Broker Quotes; *provided*, that any broker that is currently a counterparty to ProGas or NEA or who is in negotiations with ProGas or NEA to become a counterparty to ProGas or NEA respectively under any contract or other business arrangement or who for any other reason may not be a disinterested party for purposes of providing fair, arms-length, unbiased quotations under this Agreement shall not be an OTC Broker.

"Partial Termination Date" has the meaning set forth in Section 2.1.

"Partial Termination Payment" means either the NEA Partial Termination Payment or the ProGas Partial Termination Payment.

"Partial Termination Payment Calculation Date" has the meaning set forth in Section 3.1(a).

"**Producer Approval**" means a Finding of Producer Support (as defined in the Alberta Natural Gas Marketing Act) issued by the Alberta Petroleum Marketing Commission pursuant to the *Alberta Natural Gas Marketing Act* which evidences the consent of the Affected Producers to the pricing under the Replacement Resale Arrangement.

"ProGas Partial Termination Payment" means the amount to be paid by ProGas to NEA, to the extent required pursuant to Section 3.2(b), in consideration for the reduction of the Daily Contract Quantity to the Remaining Daily Contract Quantity on the Partial Termination Date, the spreadsheet showing the final calculations of which shall be attached hereto on the Closing Date as **Appendix C**.

"ProGas Payment Cap" has the meaning set forth in Section 3.2(b).

"ProGas Threshold" has the meaning set forth in Section 3.2(b).

"Published Values" means for any month the price for natural gas published by NYMEX in respect of that month on its website (www.nymex.com/jsp/markets/ng_fut_csf.jsp) in the table titled "Session Expanded Table" under the column "Most Recent Settle" on the day in which the value is sought, or if such website, table or column, as the case may be is discontinued or no longer available, the correlative information available on such website or on or through any successor or substantially equivalent information repository agreed to by the Parties.

"**Reduction Amendment**" has the meaning set forth in Section 2.1.

"Remaining Daily Contract Quantity" means 12,507 MMBtus/day, subject to adjustment pursuant to Section 3.2(a) or 3.2(b).

"**Replacement Resale Arrangement**" means the resale arrangement or arrangements entered into or to be entered into by ProGas to resell gas volumes that would otherwise have been sold or made available to NEA under the Contract absent the Reduction Amendment.

"Required Ballots" has the meaning set forth in Section 2.3(b).

"Swap Spread-Derived Price" has the meaning set forth in Section 3.4(a)(ii).

"Swap Spread-Derived Price Calculation" has the meaning set forth in Section 3.4(a)(ii).

"TCPL" means TransCanada PipeLines Limited, a Canada corporation and its successors and assigns.

"TCPL Consent" means the final and irrevocable consent of TCPL to the termination of the Contract required under the Assignment Agreement and obtained by ProGas pursuant to the terms hereof on terms and conditions reasonably acceptable to each of ProGas and NEA.

"Visible Market" means for any NYMEX Henry Hub Gas Price during any month, the Published Values or the Broker Quotes meeting the criteria set forth in Section 3.4(a)(ii).

1.2 <u>Calculational Appendices</u>.

(a) Appendices A and B to this Agreement set forth specific numerical values used to calculate various components of the Partial Termination Payment and sample numerical values used to calculate a sample Partial Termination Payment, which sample values shall be replaced with actual values (as of the Partial Termination Payment Calculation Date) in order to calculate the actual Partial Termination Payment, which shall be set forth on Appendix C. The Parties acknowledge and agree that the mathematical operations (addition, subtraction, multiplication and division) performed on the numerical values contained or to be contained in Appendices A through C in order to calculate the Partial Termination Payment are embedded as functions in a Microsoft Excel spreadsheet, a copy of which has been provided to each Party's legal counsel.

(b) It is the intent of the Parties that the provisions of Articles 1 through 18 of this Agreement shall be construed consistently with Appendices A through C and sample calculations contained therein, and that together such provisions and appendices shall embody the agreement of the Parties with respect to the calculation of the Partial Termination Payment.

2. TERMINATION; PARTIAL TERMINATION DATE; CONDITIONS PRECEDENT.

2.1 <u>Partial Termination of and Amendment to Contract</u>. Subject to the terms and conditions set forth below and provided that the Closing Date occurs on or prior to the Expiration Date the Parties agree that the Contract shall be amended to reduce the Daily Contract Quantity to the Remaining Daily Contract Quantity, effective as of 9:59 a.m. (Eastern time) on the later of (a) January 1, 2004 and (b) the day following the Closing Date (the "**<u>Partial Termination Date</u>**"), and agree to execute and deliver on the Partial Termination Date to each other a written acknowledgement of such amendment to the Contract (the "**<u>Reduction Amendment</u>**").

2.2 <u>Termination of Agreement</u>. This Agreement shall be effective as of the Effective Date. If the Closing Date does not occur on or prior to March 31, 2004 (or such later date as extended pursuant to Section 3.1(a) or by mutual written agreement of the Parties) (the "**<u>Expiration Date</u>**"), this Agreement shall terminate effective 12:01 a.m. Eastern time on April 1, 2004, unless the Closing Date is extended pursuant to Section 3.1(a) or by mutual written agreement of the Parties or this Agreement is terminated earlier pursuant to Section 3.2(c) or Section 2.3(c).

In the event of any such termination of this Agreement, the Contract shall continue unamended and unaffected by virtue of this Agreement provided, however, such termination shall not release either Party from any claims by the other Party that it did not use commercially reasonable efforts in connection with its obligations under Sections 2.3 or 2.4 as applicable.

2.3 ProGas Covenants Pending Closing.

(a) Beginning on the Effective Date, ProGas shall use commercially reasonable efforts to obtain at its sole cost and expense, as promptly as practicable:

(i) the TCPL Consent,

(ii) the NEB Approval, and

(iii) the Producer Approval.

(b) ProGas shall promptly and with due diligence following the Effective Date solicit in writing the consent of the Affected Producers to the pricing under the Replacement Resale Arrangement, and shall, provided it receives the requisite number of ballots with the requisite level of support, from such Affected Producers (the "**Required Ballots**"), petition the Alberta Petroleum Marketing Commission to issue, on an expedited basis, a Finding of Producer Support (as defined in the Alberta Natural Gas Marketing Act). ProGas shall provide NEA with periodic status reports as to its undertaking with respect to the TCPL Consent, the NEB Approval, the Required Ballots and the Producer Approval, and shall provide NEA with written notice within three (3) Business Days of receipt of each of the TCPL Consent, the NEB Approval and the Producer Approval, provided however if ProGas notifies NEA in writing that ProGas has solicited the Affected Producers in writing but has determined that is has not received the Required Ballots and that Producer Approval cannot be obtained, then ProGas shall be released from its obligations under this Section 2.3(b) and shall have no liability for failure to obtain the Producer Approval.

(c) If ProGas has not obtained the NEB Approval and the Producer Approval within forty-five (45) days of the Effective Date, it shall so notify NEA in writing of such fact, together with its best estimate of whether, and if applicable the date by which, it expects the NEB Approval and the Producer Approval to be obtained, and NEA shall have the right to terminate this Agreement within ten (10) days of such written notice by delivering a notice of termination of this Agreement to ProGas; provided, however, if ProGas has obtained (i) the Required Ballots within forty-five (45) days of the Effective Date and such Required Ballots are sufficient in ProGas' reasonable judgment to require the Alberta Petroleum Marketing Commission to issue a Finding of Producer Support and (ii) other evidence that the NEB Approval will be issued in due course, then ProGas shall have the right, but not the obligation, to irrevocably waive the condition precedent set forth in Section 2.5(d) and/or Section 2.5(e) (as the case may be) by delivering to NEA written notice of such waiver, in which case NEA shall not have the right to terminate the Agreement pursuant to this Section 2.3(c). For the avoidance of doubt, if ProGas waives the condition precedent set forth in Section 2.5(d) or Section 2.5(e) in accordance with this section, and subsequent thereto, the Alberta Petroleum Marketing Commission fails to issue, refuses to issue or rescinds the issuance of a Finding of Producer Support or the NEB fails to issue, refuses to issue or rescinds the issuance of the NEB Approval, ProGas shall not be relieved from its obligation to consummate the transactions contemplated herein and shall bear all risk and costs associated therewith.

(d) If NEA terminates this Agreement by delivery of a termination notice in accordance with Section 2.3(c), this Agreement shall terminate as of the date of such notice and be of no further force and effect. In the event of such termination, the Contract shall continue in full force and effect, unamended and unaffected by virtue of this Agreement; provided, however, such termination shall not release either Party from any claims by the other Party that it did not use commercially reasonable efforts in connection with its obligations under Sections 2.3 or 2.4 as applicable.

(e) ProGas covenants and agrees that once any of the TCPL Consent, the NEB Approval, the Required Ballots or the Producer Approval is obtained, ProGas shall not take or consent to the taking of any action to rescind, cancel or abrogate the effectiveness or finality of the TCPL Consent, the NEB Approval, the Required Ballots or the Producer Approval.

2.4 NEA Covenants Pending Closing.

(a) Beginning on the Effective Date, NEA shall use commercially reasonable efforts and due diligence to obtain and/or to cause NJEA to obtain, at NEA's sole cost and expense, as promptly as practicable, one of the following arrangements (as the case may be, an "**Indenture Compliance Arrangement**") (1) alternative gas and/or power supply arrangements on terms and conditions commercially reasonably acceptable to it that will permit the partial termination of the Contract in accordance with the requirements of the Bond Indentures, (2) the JCP&L PPA Restructuring and the Fixed Price Replacement Arrangements or (3) other arrangements reasonably acceptable to it that will permit the partial termination of the Contract in accordance with the requirements of the Bond Indentures. ProGas acknowledges and agrees that NEA shall have the right to elect, in its sole and absolute discretion, which Indenture Compliance Arrangement NEA shall endeavor to obtain in accordance with this section. NEA shall provide ProGas with periodic status reports as to NEA's undertaking with respect thereto and shall provide ProGas with written notice within three (3) Business Days of finalization of the terms of an Indenture Compliance Arrangement.

(b) NEA covenants and agrees that once an Indenture Compliance Arrangement has been obtained in accordance with Section 2.4(a), NEA shall not take any action to rescind, cancel or abrogate the effectiveness or finality of the Indenture Compliance Arrangement.

(c) Beginning on the Effective Date, NEA shall use commercially reasonable efforts and due diligence to consummate and/or to cause NJEA to consummate, at NEA's sole cost and expense, as promptly as practicable, the restructuring of the power purchase agreement between NJEA and Jersey Central Power & Light Company pursuant to the filing made with the New Jersey Board of Public Utilities on June 24, 2003 (the "**JCP&L PPA Restructuring**") on terms and conditions reasonably acceptable to NJEA and NEA so as to facilitate NEA in obtaining an Indenture Compliance Arrangement; *provided however*, if NEA notifies ProGas in writing that NEA has determined that the JCP&L PPA Restructuring cannot be consummated pursuant to its terms, then NEA shall be released from any and all obligations under this Section 2.4(c) and shall have no liability hereunder to ProGas for failure to pursue a JCP&L PPA Restructuring.

(d) Beginning on the Effective Date, NEA shall use commercially reasonable efforts and due diligence to obtain and/or to cause NJEA to obtain, at NEA's sole cost and expense, as promptly as practicable either a fixed-price electric power contract or a fixed-price gas supply agreement (as the case may be, the "**Fixed Price Replacement Arrangement**") on terms and conditions reasonably acceptable to NEA so as to facilitate NEA in obtaining an Indenture Compliance Arrangement.

2.5 <u>**Conditions Precedent to Obligations of ProGas**</u>. ProGas' obligation to effect the transactions set forth herein is subject to the satisfaction at or before the Closing Date of the following conditions (any of which ProGas may waive):

(a) <u>Representations and Warranties</u>. All of the representations and warranties of NEA in Section 14 shall be true and correct in all respects as though made on and as of the Closing Date (unless the incorrectness of such representations and warranties does not have a material adverse effect on the rights of ProGas), and NEA shall have delivered a certificate, duly executed by an authorized officer, with respect to such representations and warranties. NEA shall have performed, or caused to be performed, all of the agreements and covenants to be performed by it under this Agreement as of the Closing Date, unless the non-performance of such agreements and covenants does not have a material adverse effect on the rights of ProGas hereunder.

(b) <u>No Legal Restraint</u>. Neither Party shall be subject to any order, decree, injunction, or other legal restraint or prohibition of a court or agency of competent jurisdiction which enjoins, prohibits or materially interferes with the consummation of the closing on the Closing Date or the Reduction Amendment.

(c) <u>TCPL Consent</u>. The TCPL Consent shall have been obtained and remain in full force and effect.

(d) <u>NEB Approval</u>. ProGas shall have obtained the NEB Approval

(e) <u>Producer Approval</u>. ProGas shall have obtained the Producer Approval.

(f) <u>Termination Agreement Closing</u>. The "Closing Date" under and as defined in the Termination Agreement shall have occurred and, if such Closing Date under this Agreement occurs on or after January 2, 2004, the payment to ProGas of any amounts owing under the Termination Note(s) given thereunder shall have been made by or on behalf of NEA to ProGas.

(g) <u>Payment of NEA Partial Termination Payment</u>. If NEA is obligated to pay the NEA Partial Termination Payment to ProGas, then NEA shall have paid to ProGas the NEA Partial Termination Payment in accordance with Section 3.5.

(h) <u>Adjustment Acknowledgement.</u> NEA shall have executed and delivered to ProGas the acknowledgement of the Reduction Amendment.

2.6 <u>**Conditions Precedent to Obligations of NEA**</u>. NEA's obligation to effect the transactions set forth herein is subject to the satisfaction at or before the Closing Date of the following conditions (any of which NEA may waive):

(a) <u>Representations and Warranties</u>. All of the representations and warranties of ProGas in Section 13 shall be true and correct in all respects as though made on and as of the Closing Date (unless the incorrectness of such representations and warranties does not have a material adverse effect on the rights of NEA), and ProGas shall have delivered a certificate, duly executed by an authorized officer, with respect to such representations and warranties. ProGas shall have performed, or caused to be performed, all of the agreements and covenants to be performed by it under this Agreement as of the Closing Date, unless the non-performance of such agreements and covenants does not have a material adverse effect on the rights of NEA hereunder.

(b) <u>No Legal Restraint</u>. Neither Party shall be subject to any order, decree, injunction, or other legal restraint or prohibition of a court or agency of competent jurisdiction which enjoins, prohibits or materially interferes with the consummation of the closing on the Closing Date or the Reduction Amendment.

(c) <u>TCPL Consent</u>. The TCPL Consent shall have been obtained and remain in full force and effect.

(d) <u>JCP&L PPA Restructuring</u>. The closing for the JCP&L PPA Restructuring shall have occurred.

(e) <u>Fixed Price Replacement Arrangement</u>. NEA shall have entered into, or shall have caused NJEA to enter into, a Fixed Price Replacement Arrangement.

(f) <u>Termination Agreement Closing</u>. The consummation of the transactions contemplated under the Termination Agreement shall have occurred.

(g) <u>Payment or Discharge of ProGas Partial Termination Payment</u>. If the Closing date under this Agreement occurs on or after January 2, 2004 or if the Termination Payment payable under the Termination Agreement has been paid in full, and ProGas is obligated to pay the ProGas Partial Termination Payment to NEA, then ProGas shall have paid to NEA the ProGas Partial Termination Payment in accordance with Section 3.5.

(h) <u>Producer Approval</u>. The Producer Approval shall have been obtained (except to the extent waived by ProGas pursuant to Section 2.3(c)).

(i) <u>Indenture Compliance Arrangement</u>. An Indenture Compliance Arrangement shall have been obtained in accordance with Section 2.4 and remain in full force and effect.

(j) <u>Adjustment Acknowledgement.</u> ProGas shall have executed and delivered to NEA the acknowledgement of the Reduction Amendment.

3. CALCULATION OF PARTIAL TERMINATION PAYMENT; PARTIAL TERMINATION PAYMENT DATE.

3.1 <u>**Closing Date and Partial Termination Payment Calculation Date**</u>.

(a) Within three (3) Business Days of the last of the following events to occur or be waived by the Party entitled to the benefit of such condition precedent: (i) the closing of the JCP&L PPA Restructuring, (ii) NEA's obtaining an Indenture Compliance Arrangement, (iii) execution of a Fixed Price Replacement Arrangement, (iv) receipt by ProGas of the Producer Approval, (v) receipt by ProGas of the NEB Approval and (vi) receipt of an executed copy of the TCPL Consent, NEA shall deliver to ProGas a written notice (the "**Closing Notice**") in accordance with Section 5 stating that the foregoing conditions precedent (those listed in clauses (i) through (vi)) have been satisfied (or been waived by the Party entitled to the benefit of such condition precedent). The calculation of the NYMEX Final Price and the Partial Termination Payment by ProGas in accordance with Section 3.2 shall occur on the next NYMEX Settlement Date to occur after NEA delivers the Closing Notice (the "**Partial Termination**

Payment Calculation Date"). The date upon which NEA shall pay to ProGas or ProGas shall pay to NEA, as appropriate, the Partial Termination Payment in accordance with Section 3.5 shall be mutually agreed to by the Parties, but in no event shall occur more than ten (10) Business Days after the Partial Termination Payment Calculation Date (the "**Closing Date**"), provided however in the event such Closing Date should occur prior to January 2, 2004 and NEA has delivered Termination Note(s) to ProGas under the Termination Agreement and the outstanding balance on such Termination Note(s) is equal or greater than the amount of the ProGas Partial Termination Payment, ProGas shall not be obligated to make any Partial Termination Payment, which may be owed by it, until January 2, 2004. Provided further however that if the Partial Termination Payment Calculation Date occurs in March 2004, the Closing Date shall be no later than March 31, 2004; provided, further, if the Closing Notice is delivered, but the Parties are unable to calculate the Base Partial Termination Payment on or before March 30, 2004 due to the inability to determine the NYMEX Henry Hub Gas Prices pursuant to Section 3.4, then the Expiration Date shall be extended day for day until the Closing Date occurs (but in no event later than April 30, 2004). If the Closing Date occurs after March 31, 2004 pursuant to the preceding sentence, then the Partial Termination Date shall occur on the day following the Closing Date and the Reduction Amendment shall be effective as of 9:59 a.m. (Eastern time) of such day.

(b) The Parties acknowledge and agree that the Closing Date will occur prior to the Partial Termination Date and that nothing in this Agreement shall modify, relieve or excuse ProGas' or NEA's respective obligations to deliver, receive and pay for, the full Daily Contract Quantity of 35,418 MMBtus/day under the Contract through 9:59 a.m. (Eastern time) on the day following the Partial Termination Date.

3.2 Calculation of Partial Termination Payment. The "**Base Partial Termination Payment**" shall be equal to (1) negative eighteen million two hundred fifty thousand U.S. dollars (-US$18,250,000) plus (2) the product of negative fifty-six million five hundred thousand U.S. dollars (-US$56,500,000) times the NYMEX Price Differential. An example of this calculation is shown on **Appendix B**.

(a) If the Base Partial Termination Payment is a positive number, then NEA shall pay to ProGas the NEA Partial Termination Payment, which shall be an amount equal to the Base Partial Termination Payment, but in no event in excess of twenty million U.S. dollars (US$20,000,000) (the "**NEA Payment Cap**"); provided, however, if the Base Partial Termination Payment exceeds the NEA Payment Cap, then ProGas shall accept payment of the NEA Partial Termination Payment in the amount of the NEA Payment Cap and the Contract shall be amended so that the Remaining Daily Contract Quantity shall be an amount equal to the difference between (A) 35,418 MMBtus/day and (B) the product of a fraction, the numerator of which is equal to twenty million U.S. Dollars (US$20,000,000) and the denominator of which is equal to the Base Partial Termination Payment, multiplied by 22,911 MMBtus/day; provided that in no event shall such amount be in excess of 19,418 MMBtus/day (the "**NEA Threshold**"). If the Remaining Daily Contract Quantity as calculated pursuant to the preceding sentence exceeds the NEA Threshold, then:

(1) ProGas shall notify NEA, concurrently with providing documentation of its calculation of the amounts in Section 3.2(a) above, as to whether ProGas elects to accept payment of the NEA Partial Termination Payment in the amount of the NEA Payment Cap and to adjust the Remaining Daily Contract Quantity to an amount equal to the NEA Threshold, or

(2) If ProGas' notice provided for in Section 3.2(a)(1) states that ProGas declines to accept the election described in Section 3.2(a)(1), then within one (1) Business Day of receipt of such notice, NEA shall notify ProGas as to whether NEA agrees to waive the NEA Payment Cap and pay to ProGas an amount equal to (A) the Base Partial Termination Payment multiplied by (B) a fraction, the numerator of which is 16,000 MMBtus/day and the denominator of which is 22,911 MMBtus/day and to adjust the Remaining Daily Contract Quantity to an amount equal to the NEA Threshold.

If ProGas declines to accept its election under Section 3.2(a)(1) and NEA declines to exercise its election under Section 3.2(a)(2), the Parties shall re-calculate the Base Partial Termination Payment on the next NYMEX Settlement Date as set forth in Section 3.2(c).

(b) If the Base Partial Termination Payment is a negative number, then ProGas shall pay to NEA the ProGas Partial Termination Payment, which shall be an amount equal to the Base Partial Termination Payment times negative one (-1), but in no event in excess of five million U.S. Dollars (US$5,000,000) (the "**ProGas Payment Cap**"); *provided, however*, if the Base Partial Termination Payment times negative one (-1) exceeds the ProGas Payment Cap, then NEA shall accept payment of the ProGas Partial Termination Payment in the amount of the ProGas Payment Cap and the Contract shall be amended so that the Remaining Daily Contract Quantity shall be an amount equal to the difference between (A) 35,418 MMBtus/day and (B) the product of a fraction, the numerator of which is equal to negative five million U.S. Dollars (-US$5,000,000) and the denominator of which is equal to the Base Partial Termination Payment, multiplied by 22,911 MMBtus/day; provided that in no event shall such amount be in excess of 31,418 MMBtus/day (the "**ProGas Threshold**"). If the Remaining Daily Contract Quantity as calculated pursuant to the preceding sentence exceeds the ProGas Threshold, then:

(1) ProGas shall notify NEA, concurrently with providing documentation of its calculation of the amounts in Section 3.2(b) above, of whether ProGas agrees to waive the ProGas Payment Cap and pay to NEA an amount equal to (A) the Base Partial Termination Payment times negative one (-1) multiplied by (B) a fraction, the numerator of which is 4,000 MMBtus/day and the denominator of which is 22,911 MMBtus/day and to adjust the Remaining Daily Contract Quantity to an amount equal to the ProGas Threshold, or

(2) If ProGas' notice provided for in Section 3.2(b)(1) states that ProGas declines to accept the election described in Section 3.2(b)(1), then within one (1) Business Day of receipt of such notice, NEA shall notify ProGas as to whether NEA elects to accept payment of the ProGas Partial Termination Payment in the amount of the ProGas Payment Cap and to adjust the Remaining Daily Contract Quantity to an amount equal to the ProGas Threshold.

If ProGas declines to exercise its election under Section 3.2(b)(1) and NEA declines to accept its election under Section 3.2(b)(2), the Parties shall re-calculate the Base Partial Termination Payment on the next NYMEX Settlement Date as set forth in Section 3.2(c).

(c) If pursuant to Section 3.2(a) or 3.2(b) above, the Parties are obligated re-calculate the Base Partial Termination Payment on the next NYMEX Settlement Date, then the Base Partial Termination Payment shall be re-calculated on such date in accordance with the provisions hereof, and the Closing Date shall be determined as set forth in Section 3.1 using the new Partial Termination Payment Calculation Date. If such recalculation fails to result in a Closing hereunder, the Parties shall again recalculate the Base Partial Termination Payment as provided for in this Section 3.2(c) on the next NYMEX Settlement Date and the Closing Date shall be determined as set forth in Section 3.1 using the new Partial Termination Payment Calculation Date. Notwithstanding the foregoing, no recalculation(s) will be done pursuant to this Section 3.2(c) for a new Partial Termination Payment Calculation Date falling after April 30, 2004. If a Closing Date has not occurred after the two re-calculations contemplated hereunder either Party may terminate this Agreement upon one (1) Business Day's prior written notice to the other Party. By way of example and for the avoidance of doubt:

(A) If the Base Partial Termination Payment as calculated pursuant to this Section 3.2 were equal to US$22,000,000 then payment of the NEA Partial Termination Payment in the amount of US$20,000,000 shall be made by NEA so long as the Remaining Daily Contract Quantity does not exceed the NEA Threshold, calculated as follows:

= 35,418 - [(US$20,000,000)/(US$22,000,0000)]*(22,911)
= 35,418 - 20,828
= 14,590 MMBtus/day

(B) If the Base Partial Termination Payment as calculated pursuant to this Section 3.2 were equal to US$40,000,000, payment of the NEA Partial Termination Payment shall be made by NEA in the amount of US$20,000,000, so long as the Remaining Daily Contract Quantity does not exceed the NEA Threshold, calculated as follows:

= 35,418 - [(US$20,000,000)/(US$40,000,0000)]*(22,911)
= 35,418 - 11,456
= 23,962 MMBtus/day.

Since this amount is greater than the NEA Threshold, the elections contained in Section 3.2(a)(1) and (a)(2) shall become operative. Absent an election by one of the parties under such sections, the Base Partial Termination Payment shall be re-calculated on the next NYMEX Settlement Date and the procedures described in Section 3.2 above shall be repeated in accordance with such section.

(C) If the Base Partial Termination Payment as calculated pursuant to this Section 3.2 were equal to -US$6,000,000 then payment of the ProGas Partial Termination Payment in the amount of US$5,000,000 shall be made by ProGas so long as the Remaining Daily Contract Quantity does not exceed the ProGas Threshold, calculated as follows:

= 35,418 - [(-US$5,000,000)/(-US$6,000,000)]*(22,911)
= 35,418 - 19,092
= 16,325 MMBtus/day

(D) If the Base Partial Termination Payment as calculated pursuant to this Section 3.2 were equal to -US$30,000,000, payment of the ProGas Partial Termination Payment shall be made by ProGas in the amount of US$5,000,000, so long as the Remaining Daily Contract Quantity does not exceed the ProGas Threshold, calculated as follows:

= 35,418 - [(-US$5,000,000)/(-US$30,000,0000)]*(22,911)
= 35,418 - 3,818
= 31,600 MMBtus/day.

Since this amount is greater than the ProGas Threshold, the elections contained in Section 3.2(b)(1) and (b)(2) shall become operative. Absent an election by one of the parties under such sections the Base Partial Termination Payment shall be re-calculated on the next NYMEX Settlement Date and the procedures described in Section 3.2 above shall be repeated in accordance with such section.

(d) If the Base Partial Termination Payment is equal to zero, neither Party shall be obligated to make payment of a Partial Termination Payment, and the Parties shall consummate the Closing as provided hereunder (subject to satisfaction of any remaining conditions precedent).

3.3 [RESERVED]

3.4 Determination of NYMEX Henry Hub Gas Prices. The monthly NYMEX Henry Hub Gas Prices used to calculate the NYMEX Reference Price as of May 28, 2003 have been determined and are set forth in **Appendix A**. The NYMEX Henry Hub Gas Prices used to determine the NYMEX Final Price shall be calculated as of the Partial Termination Payment Calculation Date and shall be determined consistent with the methodology used to determine the NYMEX Reference Price as shown on Appendix A and as described below:

(a) Use of Visible Market.

(i) For each month in the Calculation Period for which Published Values exist, the NYMEX Henry Hub Gas Price shall be the Published Values for that month;

(ii) For each month in the Calculation Period for which Published Values are not available, the Parties shall negotiate in good faith to agree upon stipulated values for the NYMEX Henry Hub Gas Price for such month. If the Parties cannot so agree within two (2) Business Days, then ProGas shall obtain, as promptly as commercially practicable and to the extent reasonably available, at least two (2) Broker Quotes for each NYMEX Henry Hub Gas Price for those months during the Calculation Period for which Published Values are not available and shall provide to NEA copies of all data, quotes and other information provided by the OTC Brokers in connection with such Broker Quotes. If Broker Quotes do not specify monthly prices for any given month during the Calculation Period, but do include Calendar Year Swap Spreads, then beginning with the first month for which no Published Value is available, the NYMEX Henry Hub Gas Price for such month shall be calculated as the sum of (1) the NYMEX Henry Hub Gas Price for the same month during the previous year plus (2) the Calendar Year Swap Spread (such amount, the "**Swap Spread-Derived Price**" and such calculation, the "**Swap Spread-Derived Price Calculation**"). "Calendar Year Swap Spread" means the value quoted by an OTC Broker as a differential to the price of the Henry Hub natural gas futures contract for a given month and year. This calculation shall be repeated for any "stub" year (i.e., any year for which fewer than 12 months of monthly prices are available) until such year has a stipulated NYMEX Henry Hub Gas Price for each month during such year. The Swap Spread-Derived Price Calculation shall continue to be used, to the extent available, for subsequent monthly prices by adding the correlative year's Calendar Year Swap Spread for any given month to price for the same month during the prior year. For example, if the last month for which a Published Value is available is May 2009, then the June 2009 NYMEX Henry Hub Gas Price shall equal the June 2008 value (i.e., $4.705/MMBtu on Appendix A) plus the Calendar Year Swap Spread for June 2009 (i.e., $.035/MMBtu), or $4.740 MMBtu. If Calendar Year Swap Spreads are not available for a given year and if any later Broker Quote provides the NYMEX Henry Hub Gas Price on a calendar year basis, then the monthly NYMEX Henry Hub Gas Price during each month of such calendar year for the annual Broker Quote shall be deemed to be the calendar year NYMEX Henry Hub Gas Price contained in the Broker Quote. All Broker Quotes obtained pursuant to this section shall be averaged, and Broker Quotes for any given NYMEX Henry Hub Gas Price (or Swap

Spread-Derived Price) that are no greater than 105%, and no less than 95%, of the average of the Broker Quotes obtained for such NYMEX Henry Hub Gas Price (or Swap Spread-Derived Price) shall be "**Eligible Broker Quotes**" and all other Broker Quotes shall be disregarded for the purposes of this section. The arithmetic average of the Eligible Broker Quotes obtained for each NYMEX Henry Hub Gas Price for each month (or year or Swap Spread-Derived Price) shall be the NYMEX Henry Hub Gas Price for such month (or year or Swap Spread-Derived Price) for purposes of calculating the NYMEX Final Price.

(b) Absence of a Visible Market for Certain NYMEX Henry Hub Gas Prices. If neither Published Values nor Eligible Broker Quotes are available to determine the NYMEX Henry Hub Gas Price for any month in the Calculation Period, ProGas shall calculate the arithmetic average percentage change in the Visible Market for each of the NYMEX Henry Hub Gas Prices for all of the months during the Calculation Period for which Visible Market values for NYMEX Henry Hub Gas Prices are available (the "**Deviation Percentage**"). The Deviation Percentage shall be computed as (1) one hundred percent (100%) times (2) the simple sum of the Visible Market values for NYMEX Henry Hub Gas Prices for each NYMEX Henry Hub Gas Price for each month divided by (3) the simple sum of the analogous NYMEX Henry Hub Gas Prices for the correlative months used to calculate the NYMEX Reference Price. If the Deviation Percentage is:

(i) less than or equal to 1%, then the NYMEX Henry Hub Gas Prices for which there is no Visible Market for purposes of calculating the NYMEX Final Price will be the correlative NYMEX Henry Hub Gas Price used to calculate the NYMEX Reference Price as set forth in **Appendix A**.

(ii) greater than 1%, then (A) the Parties will select by mutual agreement a third-party consultant who has commercial expertise in gas price forecasting, long-term gas forward contract pricing and valuation, or other relevant expertise, and (B) such third-party consultant shall, as promptly as practicable but within (15) Business Days of being engaged (or such longer period of time as agreed to by the Parties), provide monthly NYMEX Henry Hub Gas Prices which, absent manifest error, will be used for the calculation of the NYMEX Final Price for which neither Published Values nor Eligible Broker Quotes are available. The Parties will equally share the cost of engaging the third-party consultant. If the Parties cannot agree upon the selection of the third-party consultant within five (5) Business Days from the date on which the Deviation Percentage is calculated, then each Party shall select a third-party consultant and those two consultants shall select a third consultant. All three consultants shall independently provide monthly NYMEX Henry Hub Gas Prices within five (5) Business Days of the selection of the third consultant. The third consultant's monthly NYMEX Henry Hub Gas Prices shall be used in the calculation of the NYMEX Final Price, provided that each of such third consultant's prices for any month shall not be lower than the lower of the first two consultants' prices for such month nor higher than the higher of the first two consultants' prices for such month. If any of the consultants fail to provide monthly NYMEX Henry Hub Gas Prices within such five (5) Business Day period and the Parties are subsequently unable to agree upon stipulated values for the NYMEX Henry Hub Gas Prices using the procedures set forth in Section 3.4(a)(ii), then either Party may terminate this Agreement upon one (1) Business Day's prior written notice to the other Party. In the event of such termination, the Contract shall continue in full force and effect, unamended and unaffected by virtue of this Agreement and neither Party shall have any liability to the other Party as a result of such termination.

(c) Retention of NYMEX Henry Hub Gas Prices Data. Each of the Parties agree to save all data, quotes and other information (including without limitation the NYMEX Final Price) developed or obtained pursuant to this Section 3.4 until the Closing Date or the termination of this Agreement.

3.5 Payment of Partial Termination Payment.

(a) On the Closing Date (or such later date as provided in Section 3.1), subject to the satisfaction or waiver of the conditions set forth in Section 2.5 or Section 2.6 hereof (as applicable), NEA shall pay to ProGas or ProGas shall pay to NEA (as applicable) the Partial Termination Payment in immediately available funds, payable by wire transfer as follows:

(i) Payment to ProGas:

Pay Through:	Bank of America N.T. and S. A.
	ABA 026009593
	Account Number 6550826336
For transfer to:	Toronto Dominion Bank, Transit 80609
	FCT ProGas USA, Inc.
Favor:	806090805 7316583
	ProGas Limited
	BP Center
	11th Floor
	240 4th Avenue S.W.
	Calgary, Alberta T2P2H8

or to such other banking institution designated in writing by ProGas at least two (2) Business Days prior to the Closing Date. Any such funds that are transmitted by wire transfer shall be timely wired so as to be received and confirmed on or before the close of business on the Closing Date of the receiving banking institution designated by ProGas in accordance with the previous sentence.

(ii) Payment to NEA:

> BBK: US Bank (ABA #091000022)
> BNF: US Bank Trust N.A.
> A/C: 173103321092
> OBI: Corporate Trust
> REF#: 102560-001 for the account of NEA/NJEA
> Attn: TFM/CDR

or to such other banking institution designated in writing by NEA at least two (2) Business Days prior to the Closing Date. Such funds shall be timely wired so as to be received and confirmed on or before the close of business on the Closing Date of the receiving banking institution designated by NEA in accordance with the previous sentence; *provided, however*, if pursuant to the Termination Agreement, NEA has delivered to ProGas one or more Termination Note(s) as defined therein, then to the extent ProGas shall owe NEA the ProGas Partial Termination

Payment in an amount less than the aggregate outstanding balance on the Termination Note(s), ProGas shall effectuate payment on the later of January 2, 2004 and the Closing Date of such ProGas Partial Termination Payment by reducing the amount due under the Termination Note by an amount equal to the ProGas Partial Termination Payment or in the event of two notes, by reducing the amount due under each of the Termination Note(s) by an amount equal to one-half of the ProGas Partial Termination Payment. To the extent that the ProGas Partial Termination Payment exceeds the outstanding balance on the Termination Note(s), if any, ProGas shall pay to NEA the amount of such excess in cash by wire transfer in accordance with this Section on the Closing Date.

ProGas shall have the right to set-off any amounts owed by it in respect of any ProGas Partial Termination Payment against any amounts owed to ProGas under the Termination Note(s), as defined under the Termination Agreement. Upon the effective date of such set-off (which shall be the later of the Closing Date hereunder and January 2, 2004), the amount due under the Termination Note(s) shall be reduced (in equal shares if more than one (1) Termination Note has been delivered to ProGas pursuant to the Termination Agreement) by the amount of such set-off. The obligations of ProGas and NEA under this Agreement or under the Termination Agreement in respect of such amounts shall be deemed satisfied and discharged to the extent of any such set-off. ProGas shall give NEA notice of any set-off effected under this Section, provided that failure to give such notice shall not affect the validity of the set-off. The rights provided by this Section are in addition to and not in limitation of any other right or remedy (including any right to set-off, counterclaim or otherwise withhold payment) to which ProGas may be entitled (whether by operation of law, contract or otherwise). The term "set-off" as used herein means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which ProGas is entitled (whether arising under this Agreement, another agreement, applicable law or otherwise).

4. RESERVED.

5. NOTICES.

Any notice from one Party to the other shall be given in writing and shall be deemed to be given (1) as of the date transmitted by facsimile and received in full prior to the close of normal business hours of the recipient, (2) the day after the date sent by overnight courier or other means of next day personal delivery, or (3) the date of delivery by hand. For the purposes of this Section 5, such notices shall be mailed to the following respective addresses or the following respective facsimile numbers or to such others as may be hereafter designated by either Party:

If to NEA:

Northeast Energy Associates, A Limited Partnership
c/o Northeast Energy, LP
FPL Energy, LLC
700 Universe Blvd.
P.O. Box 14000
Juno Beach, FL 33408
Attention: Nathan E. Hanson, Business Manager
Phone: 561-304-5121
Facsimile: 561-304-5161

If to ProGas:

ProGas Limited
1100, 240 4th Avenue S.W.
Calgary, Alberta
Canada T2P 2H8
Attention: Shonda Day, Director Marketing
Telephone: (403) 233-1310
Facsimile: (403) 233-5655

6. INTEGRATION AND FURTHER ASSURANCES.

Provided the Closing Date occurs, this Agreement and any amendments hereto prior to the Expiration Date and all releases, acknowledgments, documents and agreements collateral hereto contain the entire agreement and understanding between the Parties, their agents, employees and affiliates as to the subject matter contained herein and therein and supersede all prior agreements and understandings relating to the subject matter hereof. At any time and from time to time, upon the reasonable request of a Party, the other Party shall promptly execute and deliver any and all further instruments and documents and take such further action as the requesting Party may request in order to fully perform and carry out the terms of this Agreement.

7. NON-WAIVER.

No failure by either Party or any of its agents to exercise, no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, and, in addition, no provision of this Agreement shall be considered waived by either Party except when such waiver is given in writing. The failure of either Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights for the future, but the same shall continue and remain in full force and effect.

8. ASSIGNMENT OR TRANSFER OF INTEREST.

This Agreement shall be binding upon and inure to the benefit of the respective heirs, administrators, representatives, executors, successors and permitted assigns of the Parties hereto; provided, however, that neither Party may assign, sell, transfer or in any other way convey its or his rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed).

9. NO THIRD PARTY BENEFICIARIES.

The Parties do not intend to create rights in, or grant remedies to, any third party as a beneficiary of this Agreement or of any duty, covenant, obligation or understanding established under this Agreement.

10. EFFECT OF SECTION HEADINGS.

Section headings appearing in this Agreement are inserted for convenience only, and shall not be construed as interpretations of text.

11. GOVERNING LAW.

This Agreement shall be interpreted, governed and construed under the laws of the Province of Alberta, Canada (without giving effect to its conflict of laws provisions which could apply the law of another jurisdiction). All disputes arising between the Parties concerning the construction or enforcement of this Agreement that the Parties are unable to settle between themselves shall be submitted to a trial by judge. The Parties hereby waive any rights to a trial by jury. All proceedings shall be held in Alberta. The Parties hereby consent to jurisdiction in Alberta and agree that Alberta is a convenient venue for any proceedings between the Parties.

12. SEVERABILITY

If any term or provision of this Agreement or the interpretation or application of any term or provision to any prior circumstance is held to be unenforceable, illegal or invalid by a court or agency of competent jurisdiction, the remainder of this Agreement and the interpretation or application of all other terms or provisions other than those which are unenforceable, illegal or invalid shall not be affected thereby, and each term and provision shall be valid and be enforced to the fullest extent permitted by law.

13. REPRESENTATIONS AND WARRANTIES OF PROGAS.

ProGas makes no representations and warranties except as expressly stated herein. ProGas represents and warrants to NEA as of the date hereof as follows:

(a) ProGas is a corporation duly organized, validly existing and in good standing under the laws of Canada and is duly qualified to transact business and is in good standing in each jurisdiction where failure to so qualify would have a material adverse effect on the performance by ProGas of its obligations under this Agreement. ProGas has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of, and the performance by ProGas of its obligations under this Agreement have been duly and validly authorized by all necessary corporate action of ProGas. This Agreement has been duly and validly executed and delivered by ProGas and constitutes its valid legal and binding obligation, enforceable against ProGas in accordance with its terms (except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally and subject to the qualification that general equitable principles may limit the enforcement of certain remedies).

(b) The execution and delivery of this Agreement by ProGas, the fulfillment of and the compliance by ProGas with this Agreement, and the consummation by ProGas of the transactions described herein, do not and will not (i) violate or conflict with any provisions of ProGas' Articles of Incorporation, Bylaws, or any other governing documents, (ii) violate, conflict with or result in the breach or termination of any agreement or instrument to which ProGas is a party or is bound by and which could have an adverse effect on the consummation or performance or consummation and performance by ProGas of the transactions contemplated by this Agreement, provided that the TCPL Consent is obtained and remains in full force and effect, or (iii) violate or conflict with any law, rule, ordinance, regulation, judgment, order, injunction, decree or award that applies to or binds ProGas or any of its assets.

(c) (i) ProGas has good, valid and marketable title to the Contract and (ii) except pursuant to the Assignment Agreement, ProGas has not assigned or otherwise transferred to any third party any of its rights, duties, liabilities or obligations under this Agreement or the Contract.

(d) There is no action, suit, claim, arbitration, proceeding, investigation or litigation pending against ProGas or, to the best of ProGas' knowledge, threatened against or involving ProGas, its property, the Contract, or this Agreement or any of the transactions contemplated herein or therein, at law or in equity, before or by any court, arbitrator or governmental authority, which could have an adverse effect on the consummation and/or performance by ProGas of the transactions contemplated by this Agreement, including without limitation the Reduction Amendment. No governmental agency or authority has at any time given notice of intention to commence or, to the best of ProGas' knowledge, commenced any investigation relating to the legal right of ProGas to perform its obligations under this Agreement, which could have an adverse effect on the consummation and/or performance by ProGas of the transactions contemplated by this Agreement, including without limitation the Reduction Amendment.

(e) Prior to the date hereof, the Contract has not been amended other than as set forth in the Recitals hereto and is in full force and effect, and constitutes a valid and binding obligation of, and is legally enforceable in accordance with its terms against ProGas. ProGas has complied in all material respect with the Contract and is not in default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time or both) would constitute such a default under the Contract by ProGas.

(f) Except for the TCPL Consent, NEB Approval and the Producer Approval, which ProGas will endeavor to obtain as provided in Section 2.3, ProGas has obtained all permits, licenses, approvals, consents and exemptions (collectively, "**Approvals**") required for ProGas to perform its obligations under this Agreement and to adjust the Daily Contract Quantity, required by applicable laws, statutes, rules and regulations in effect as of the date hereof, and (i) each such Approval was duly obtained, validly issued, and is in full force and effect and all applicable appeal periods with respect thereto have expired or the right to appeal by all parties entitled to appeal has been irrevocably waived, (ii) ProGas has complied with all material conditions stated in such Approvals which are required to have been complied with as of the date hereof and (iii) ProGas is not in default of any provision of such Approvals and no basis exists for invalidating, revoking or terminating any such Approval.

(g) No finder, broker or agent has been employed, appointed or authorized to act on ProGas' behalf in connection with the transactions contemplated by this Agreement.

14. REPRESENTATIONS AND WARRANTIES OF NEA.

NEA makes no representations and warranties except as expressly stated herein. NEA represents and warrants to ProGas as of the date hereof as follows:

(a) NEA is a limited partnership validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and is duly qualified to transact business and is in good standing in each jurisdiction where failure to so qualify would have a material adverse effect on the performance by NEA of its obligations under this Agreement. NEA has all requisite limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of, and the performance by NEA of its obligations under this Agreement have been duly and validly authorized by all necessary limited partnership action of NEA. This Agreement has been duly and validly executed and delivered by NEA and constitutes its valid and binding obligation, enforceable against NEA in accordance with its terms (except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally and subject to the qualification that general equitable principles may limit the enforcement of certain remedies).

(b) The execution and delivery of this Agreement by NEA, the fulfillment of and the compliance by NEA with the respective terms and provisions of this Agreement, and the consummation by NEA of the transactions described herein do not and will not (i) violate or conflict with any provisions of NEA's limited partnership agreement or other governing documents, (ii) provided that each of the TCPL Consent and an Indenture Compliance Arrangement is obtained and remains in full force and effect, violate, conflict with or result in the breach or termination of any agreement or instrument to which NEA is a party or is bound by and which could have an adverse effect on the consummation or performance, or consummation and performance, by NEA of the transactions contemplated by this Agreement, or (iii) violate or conflict with any law, rule, ordinance, regulation, judgment, order, injunction, decree or award that applies to or binds NEA or any of its assets.

(c) (i) NEA has good, valid and marketable title to the Contract and (ii) except as contemplated in the Contract, or the Bond Indentures, NEA has not assigned or otherwise transferred to any third party any of its rights, duties, liabilities or obligations under this Agreement or the Contract.

(d) There is no action, suit, claim, arbitration, proceeding, investigation or litigation pending against NEA or, to the best of NEA's knowledge, threatened against or involving NEA, its property, the Contract, or this Agreement or any of the transactions contemplated herein or therein, at law or in equity, before or by any court, arbitrator or governmental authority, which could have an adverse effect on the consummation and/or performance by NEA of the transactions contemplated by this Agreement, including without limitation the Reduction Amendment. No governmental agency or authority has at any time given notice of intention to commence or, to the best of NEA's knowledge, commenced any investigation relating to the legal right of NEA to perform its obligations under this Agreement, which could have an adverse effect on the consummation and/or performance by NEA of the transactions contemplated by this Agreement, including without limitation the Reduction Amendment.

(e) Prior to the date hereof the Contract has not been amended other than as set forth in the recitals hereto and is in full force and effect, and constitutes a valid and binding obligation of, and is legally enforceable in accordance with its terms against NEA. NEA has complied in all material respects with the Contract and is not in default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time or both) would constitute such a default under the Contract by NEA.

(f) No finder, broker or agent has been employed, appointed or authorized to act on NEA's behalf in connection with the transactions contemplated by this Agreement.

(g) Except for an Indenture Compliance Arrangement which NEA will endeavor to obtain as provided in Section 2.4, NEA has obtained all Approvals required for NEA to perform its obligations under this Agreement and to adjust the Daily Contract Quantity required by applicable laws, statutes, rules and regulations in effect as of the date hereof, and (i) each such Approval was duly obtained, validly issued, and is in full force and effect and all applicable appeal periods with respect thereto have expired or the right to appeal by all Parties entitled to appeal has been irrevocably waived, (ii) NEA has complied with all material conditions stated in such Approvals which are required to have been complied with as of the date hereof and (iii) NEA is not in default of any provision of such Approvals and no basis exists for invalidating, revoking or terminating any such Approval.

15. COUNTERPART EXECUTION.

This Agreement may be executed in counterpart, no one copy of which need be executed by both NEA and ProGas. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by NEA and ProGas.

16. CONTRACT VALIDITY.

Neither Party shall initiate or assert in any regulatory, judicial, arbitral or administrative proceeding that (1) it has been damaged due to the Reduction Amendment or (2) it acted imprudently in its agreement to terminate the Contract.

17. INDEMNITY.

(a) Each Party shall be liable to and shall defend, indemnify and hold harmless the other Party and its and their respective directors, officers, members, partners, shareholders, employees, managers, agents, trustees, beneficiaries, representatives, lenders, affiliates, successors and permitted assigns (each an "**Indemnified Person**") for, from and against any and all claims, liabilities, obligations, actions, demands, judgments, losses, costs, expenses (including reasonable legal fees on a solicitor and own client basis incurred in connection therewith), suits, proceedings and damages (but expressly excluding consequential, indirect, exemplary, special, incidental, economic or punitive losses, damages or claims including, without limitation, losses of profit) asserted against or suffered or incurred by any Indemnified Person in connection with breach of this Agreement by the indemnifying Party; *provided, however*, that in the event any claim results from the joint or concurrent negligence or willful misconduct of, or breaches of this Agreement by, both Parties, each Party shall be liable under this indemnification provision in proportion to its relative degree of fault.

(b) In the event that a Party is obligated to indemnify and hold harmless any Indemnified Person pursuant to this Section 17, the amount owing to the Indemnified Person shall be the amount of such Indemnified Person's actual, reasonable, documented out-of-pocket costs, net of any insurance or other recovery actually received by the Indemnified Person.

18. AMENDMENT.

This Agreement may be amended, modified or supplemented only by written agreement signed by both Parties.

IN WITNESS WHEREOF, the undersigned have consented and caused this Agreement to be executed as of the date first indicated above.

NORTHEAST ENERGY ASSOCIATES,
A LIMITED PARTNERSHIP
By: Northeast Energy, LP
    Its General Partner

By: ESI Northeast Energy GP, Inc.
    Its Administrative General Partner

By: <u>MICHAEL LEIGHTON</u>
    Name: Michael Leighton
    Title: Vice President

PROGAS LIMITED

By: <u>LEE LUNDE</u>
    Lee Lunde
    President

By: <u>DELWYN ROBOSTAN</u>
    Delwyn Robostan
    Director of Marketing

APPENDIX A to Partial Termination Agreement Dated July 11, 2003

NYMEX Reference Price (Actual)   **NYMEX Final Price (Example)**

| 421.096 | Divided By | 86.490 | Equals | $4.869 | 422.353 | Divided By | 86.490 | Equals | $4.88 |

NYMEX Price Differential (Example)

| | | | | | $4.883 | Minus | $4.869 | Equals | 0.0145 |

Month Beginning	NYMEX ($US/ mmBTU) $/MMBtu Published Values Section 3.4(a) (i)	Broker Quotes Cal Spread Section 3.4(a) (ii)	Broker Quotes Annual Prices Section 3.4(a) (ii)	NYMEX Henry Hub Gas Prices	Discount Rate 6.9800% 0.56385% (p.a.) (m.)	PV of Price	Month Beginning	NYMEX ($US/ mmBTU) $/MMBtu Published Values Section 3.4(a) (i)	Broker Quotes Cal Spread Section 3.4(a) (ii)	Broker Quotes Annual Prices Section 3.4(a) (ii)	NYMEX Henry Hub Gas Prices	Discount Rate 6.9800% 0.56385% (p.a.) (m.)	PV of Price
01/01/04	$6.385			$6.385	1.0000	$6.385	Jan-04	$5.924			$5.924	1.0000	$5.924
02/01/04	$6.240			$6.240	0.9944	$6.205	Feb-04	$5.849			$5.849	0.9944	$5.816
03/01/04	$5.970			$5.970	0.9888	$5.903	Mar-04	$5.664			$5.664	0.9888	$5.601
04/01/04	$5.115			$5.115	0.9833	$5.029	Apr-04	$5.034			$5.034	0.9833	$4.950
05/01/04	$4.940			$4.940	0.9778	$4.830	May-04	$4.888			$4.888	0.9778	$4.779
06/01/04	$4.890			$4.890	0.9723	$4.754	Jun-04	$4.873			$4.873	0.9723	$4.738
07/01/04	$4.880			$4.880	0.9668	$4.718	Jul-04	$4.868			$4.868	0.9668	$4.707
08/01/04	$4.875			$4.875	0.9614	$4.687	Aug-04	$4.888			$4.888	0.9614	$4.699
09/01/04	$4.865			$4.865	0.9560	$4.651	Sep-04	$4.888			$4.888	0.9560	$4.673
10/01/04	$4.880			$4.880	0.9507	$4.639	Oct-04	$4.918			$4.918	0.9507	$4.675
11/01/04	$5.060			$5.060	0.9453	$4.783	Nov-04	$5.123			$5.123	0.9453	$4.843
12/01/04	$5.240			$5.240	0.9400	$4.926	Dec-04	$5.303			$5.303	0.9400	$4.985
01/01/05	$5.320			$5.320	0.9348	$4.973	Jan-05	$5.398			$5.398	0.9348	$5.046
02/01/05	$5.250			$5.250	0.9295	$4.880	Feb-05	$5.343			$5.343	0.9295	$4.966
03/01/05	$5.070			$5.070	0.9243	$4.686	Mar-05	$5.143			$5.143	0.9243	$4.754
04/01/05	$4.690			$4.690	0.9191	$4.311	Apr-05	$4.748			$4.748	0.9191	$4.364
05/01/05	$4.608			$4.608	0.9140	$4.212	May-05	$4.663			$4.663	0.9140	$4.262
06/01/05	$4.595			$4.595	0.9088	$4.176	Jun-05	$4.648			$4.648	0.9088	$4.224
07/01/05	$4.600			$4.600	0.9037	$4.157	Jul-05	$4.633			$4.633	0.9037	$4.187
08/01/05	$4.590			$4.590	0.8987	$4.125	Aug-05	$4.633			$4.633	0.8987	$4.164
09/01/05	$4.539			$4.539	0.8936	$4.056	Sep-05	$4.623			$4.623	0.8936	$4.131
10/01/05	$4.567			$4.567	0.8886	$4.058	Oct-05	$4.633			$4.633	0.8886	$4.117
11/01/05	$4.727			$4.727	0.8836	$4.177	Nov-05	$4.801			$4.801	0.8836	$4.242
12/01/05	$4.912			$4.912	0.8787	$4.316	Dec-05	$4.991			$4.991	0.8787	$4.386
01/01/06	$5.015			$5.015	0.8738	$4.382	Jan-06	$5.113			$5.113	0.8738	$4.468
02/01/06	$4.949			$4.949	0.8689	$4.300	Feb-06	$5.058			$5.058	0.8689	$4.395
03/01/06	$4.825			$4.825	0.8640	$4.169	Mar-06	$4.958			$4.958	0.8640	$4.284
04/01/06	$4.565			$4.565	0.8592	$3.922	Apr-06	$4.658			$4.658	0.8592	$4.002
05/01/06	$4.495			$4.495	0.8543	$3.840	May-06	$4.583			$4.583	0.8543	$3.915
06/01/06	$4.495			$4.495	0.8495	$3.819	Jun-06	$4.561			$4.561	0.8495	$3.875
07/01/06	$4.500			$4.500	0.8448	$3.802	Jul-06	$4.545			$4.545	0.8448	$3.840
08/01/06	$4.555			$4.555	0.8400	$3.826	Aug-06	$4.585			$4.585	0.8400	$3.852
09/01/06	$4.605			$4.605	0.8353	$3.847	Sep-06	$4.615			$4.615	0.8353	$3.855
10/01/06	$4.630			$4.630	0.8306	$3.846	Oct-06	$4.640			$4.640	0.8306	$3.854
11/01/06	$4.790			$4.790	0.8260	$3.957	Nov-06	$4.800			$4.800	0.8260	$3.965
12/01/06	$4.930			$4.930	0.8214	$4.049	Dec-06	$4.965			$4.965	0.8214	$4.078
01/01/07	$5.045			$5.045	0.8168	$4.121	Jan-07	$5.072			$5.072	0.8168	$4.143
02/01/07	$4.945			$4.945	0.8122	$4.016	Feb-07	$4.982			$4.982	0.8122	$4.046
03/01/07	$4.845			$4.845	0.8076	$3.913	Mar-07	$4.882			$4.882	0.8076	$3.943
04/01/07	$4.675			$4.675	0.8031	$3.754	Apr-07	$4.672			$4.672	0.8031	$3.752
05/01/07	$4.685			$4.685	0.7986	$3.741	May-07	$4.682			$4.682	0.7986	$3.739
06/01/07	$4.720			$4.720	0.7941	$3.748	Jun-07	$4.717			$4.717	0.7941	$3.746
07/01/07	$4.755			$4.755	0.7897	$3.755	Jul-07	$4.752			$4.752	0.7897	$3.752
08/01/07	$4.755			$4.755	0.7852	$3.734	Aug-07	$4.767			$4.767	0.7852	$3.743
09/01/07	$4.715			$4.715	0.7808	$3.682	Sep-07	$4.742			$4.742	0.7808	$3.703
10/01/07	$4.690			$4.690	0.7765	$3.642	Oct-07	$4.717			$4.717	0.7765	$3.663
11/01/07	$4.790			$4.790	0.7721	$3.698	Nov-07	$4.817			$4.817	0.7721	$3.719
12/01/07	$4.865			$4.865	0.7678	$3.735	Dec-07	$4.912			$4.912	0.7678	$3.771
01/01/08	$4.955			$4.955	0.7635	$3.783	Jan-08	$5.007			$5.007	0.7635	$3.823
02/01/08	$4.895			$4.895	0.7592	$3.716	Feb-08	$4.947			$4.947	0.7592	$3.756
03/01/08	$4.815			$4.815	0.7549	$3.635	Mar-08	$4.867			$4.867	0.7549	$3.674
04/01/08	$4.685			$4.685	0.7507	$3.517	Apr-08	$4.737			$4.737	0.7507	$3.556
05/01/08	$4.705			$4.705	0.7465	$3.512	May-08	$4.757			$4.757	0.7465	$3.551
06/01/08	$4.705			$4.705	0.7423	$3.493	Jun-08	$4.757			$4.757	0.7423	$3.531
07/01/08	$4.735			$4.735	0.7381	$3.495	Jul-08	$4.787			$4.787	0.7381	$3.533
08/01/08	$4.765			$4.765	0.7340	$3.498	Aug-08	$4.817			$4.817	0.7340	$3.536
09/01/08	$4.775			$4.775	0.7299	$3.485	Sep-08	$4.827			$4.827	0.7299	$3.523
10/01/08	$4.755			$4.755	0.7258	$3.451	Oct-08	$4.807			$4.807	0.7258	$3.489
11/01/08	$4.830			$4.830	0.7217	$3.486	Nov-08	$4.882			$4.882	0.7217	$3.523
12/01/08	$4.905			$4.905	0.7177	$3.520	Dec-08	$4.957			$4.957	0.7177	$3.558
01/01/09	$4.955			$4.955	0.7137	$3.536	Jan-09	$5.007			$5.007	0.7137	$3.573
02/01/09	$4.869			$4.869	0.7097	$3.455	Feb-09	$4.921			$4.921	0.7097	$3.492
03/01/09	$4.743			$4.743	0.7057	$3.347	Mar-09	$4.795			$4.795	0.7057	$3.384
04/01/09	$4.617			$4.617	0.7017	$3.240	Apr-09	$4.669			$4.669	0.7017	$3.276
05/01/09	$4.517			$4.517	0.6978	$3.152	May-09	$4.569			$4.569	0.6978	$3.188

Month Beginning	NYMEX ($US/mmBTU) $/MMBtu Published Values Section 3.4(a)(i)	Broker Quotes Cal Spread Section 3.4(a)(ii)	Broker Quotes Annual Prices Section 3.4(a)(ii)	NYMEX Henry Hub Gas Prices	Discount Rate 6.9800% 0.56385% (p.a.) (m.)	PV of Price
06/01/09	$0.035			$4.740	0.6939	$3.289
07/01/09	$0.035			$4.770	0.6900	$3.291
08/01/09	$0.035			$4.800	0.6861	$3.293
09/01/09	$0.035			$4.810	0.6823	$3.282
10/01/09	$0.035			$4.790	0.6784	$3.250
11/01/09	$0.035			$4.865	0.6746	$3.282
12/01/09	$0.035			$4.940	0.6709	$3.314
01/01/10	$0.035			$4.990	0.6671	$3.329
02/01/10	$0.035			$4.904	0.6633	$3.253
03/01/10	$0.035			$4.778	0.6596	$3.152
04/01/10	$0.035			$4.652	0.6559	$3.051
05/01/10	$0.035			$4.552	0.6523	$2.969
06/01/10	$0.035			$4.775	0.6486	$3.097
07/01/10	$0.035			$4.805	0.6450	$3.099
08/01/10	$0.035			$4.835	0.6413	$3.101
09/01/10	$0.035			$4.845	0.6377	$3.090
10/01/10	$0.035			$4.825	0.6342	$3.060
11/01/10	$0.035			$4.900	0.6306	$3.090
12/01/10	$0.035			$4.975	0.6271	$3.120
01/01/11	$0.035			$5.025	0.6236	$3.133
02/01/11	$0.035			$4.939	0.6201	$3.063
03/01/11	$0.035			$4.813	0.6166	$2.968
04/01/11	$0.035			$4.687	0.6131	$2.874
05/01/11	$0.035			$4.587	0.6097	$2.797
06/01/11	$0.035			$4.810	0.6063	$2.916
07/01/11	$0.035			$4.840	0.6029	$2.918
08/01/11	$0.035			$4.870	0.5995	$2.920
09/01/11	$0.035			$4.880	0.5961	$2.909
10/01/11	$0.035			$4.860	0.5928	$2.881
11/01/11	$0.035			$4.935	0.5895	$2.909
12/01/11	$0.035			$5.010	0.5862	$2.937
01/01/12	$0.035			$5.060	0.5829	$2.949
02/01/12	$0.035			$4.974	0.5796	$2.883
03/01/12	$0.035			$4.848	0.5764	$2.794
04/01/12	$0.035			$4.722	0.5731	$2.706
05/01/12	$0.035			$4.622	0.5699	$2.634
06/01/12	$0.035			$4.845	0.5667	$2.746
07/01/12	$0.035			$4.875	0.5635	$2.747
08/01/12	$0.035			$4.905	0.5604	$2.749
09/01/12	$0.035			$4.915	0.5572	$2.739
10/01/12	$0.035			$4.895	0.5541	$2.712
11/01/12	$0.035			$4.970	0.5510	$2.739
12/01/12	$0.035			$5.045	0.5479	$2.764
01/01/13	$0.035			$5.095	0.5448	$2.776
02/01/13	$0.035			$5.009	0.5418	$2.714
03/01/13	$0.035			$4.883	0.5388	$2.631
04/01/13	$0.035			$4.757	0.5357	$2.548
05/01/13	$0.035			$4.657	0.5327	$2.481
06/01/13	$0.035			$4.880	0.5297	$2.585
07/01/13	$0.035			$4.910	0.5268	$2.586
08/01/13	$0.035			$4.940	0.5238	$2.588
09/01/13	$0.035			$4.950	0.5209	$2.578
10/01/13	$0.035			$4.930	0.5180	$2.554
				$86.490		$421.096

Month Beginning	NYMEX ($US/mmBTU) $/MMBtu Published Values Section 3.4(a)(i)	Broker Quotes Cal Spread Section 3.4(a)(ii)	Broker Quotes Annual Prices Section 3.4(a)(ii)	NYMEX Henry Hub Gas Prices	Discount Rate 6.9800% 0.56385% (p.a.) (m.)	PV of Price
Jun-09	$4.569			$4.569	0.6939	$3.170
Jul-09	$4.569			$4.569	0.6900	$3.153
Aug-09		$0.035		$4.852	0.6861	$3.329
Sep-09		$0.035		$4.862	0.6823	$3.317
Oct-09		$0.035		$4.842	0.6784	$3.285
Nov-09		$0.035		$4.917	0.6746	$3.317
Dec-09		$0.035		$4.992	0.6709	$3.349
Jan-10		$0.035		$5.042	0.6671	$3.363
Feb-10		$0.035		$4.956	0.6633	$3.288
Mar-10		$0.035		$4.830	0.6596	$3.186
Apr-10		$0.035		$4.704	0.6559	$3.086
May-10		$0.035		$4.604	0.6523	$3.003
Jun-10		$0.035		$4.604	0.6486	$2.986
Jul-10		$0.035		$4.604	0.6450	$2.969
Aug-10		$0.035		$4.887	0.6413	$3.134
Sep-10		$0.035		$4.897	0.6377	$3.123
Oct-10		$0.035		$4.877	0.6342	$3.093
Nov-10		$0.035		$4.952	0.6306	$3.123
Dec-10		$0.035		$5.027	0.6271	$3.152
Jan-11		$0.035		$5.077	0.6236	$3.166
Feb-11		$0.035		$4.991	0.6201	$3.095
Mar-11		$0.035		$4.865	0.6166	$3.000
Apr-11		$0.035		$4.739	0.6131	$2.906
May-11		$0.035		$4.639	0.6097	$2.828
Jun-11		$0.035		$4.639	0.6063	$2.813
Jul-11		$0.035		$4.639	0.6029	$2.797
Aug-11		$0.035		$4.922	0.5995	$2.951
Sep-11		$0.035		$4.932	0.5961	$2.940
Oct-11		$0.035		$4.912	0.5928	$2.912
Nov-11		$0.035		$4.987	0.5895	$2.940
Dec-11		$0.035		$5.062	0.5862	$2.967
Jan-12		$0.035		$5.112	0.5829	$2.980
Feb-12		$0.035		$5.026	0.5796	$2.913
Mar-12		$0.035		$4.900	0.5764	$2.824
Apr-12		$0.035		$4.774	0.5731	$2.736
May-12		$0.035		$4.674	0.5699	$2.664
Jun-12		$0.035		$4.674	0.5667	$2.649
Jul-12		$0.035		$4.674	0.5635	$2.634
Aug-12		$0.035		$4.957	0.5604	$2.778
Sep-12		$0.035		$4.967	0.5572	$2.768
Oct-12		$0.035		$4.947	0.5541	$2.741
Nov-12		$0.035		$5.022	0.5510	$2.767
Dec-12		$0.035		$5.097	0.5479	$2.793
Jan-13		$0.035		$5.147	0.5448	$2.804
Feb-13		$0.035		$5.061	0.5418	$2.742
Mar-13		$0.035		$4.935	0.5388	$2.659
Apr-13		$0.035		$4.809	0.5357	$2.576
May-13		$0.035		$4.709	0.5327	$2.509
Jun-13		$0.035		$4.709	0.5297	$2.495
Jul-13		$0.035		$4.709	0.5268	$2.481
Aug-13		$0.035		$4.992	0.5238	$2.615
Sep-13		$0.035		$5.002	0.5209	$2.605
Oct-13		$0.035		$4.982	0.5180	$2.580
				$86.490		$422.353

Initialed as to Correctness

LL / DR   for ProGas

MLL   for NEA

APPENDIX B to Partial Termination Agreement Dated July 11, 2003

NYMEX Reference Price

$ 4.869

NYMEX Final Price (Example)

$ 4.883

NYMEX Price Differential (Example)

$ 0.0145

Base Partial Termination Payment (Example)

$ (18,250,000)	Plus the Product of	
$ (56,500,000)	Times	0.0145
Equals	**$ (19,070,915)**	

Initialed as to Correctness

LL / DR for ProGas

MLL for NEA

APPENDIX C

ACTUAL CALCULATION OF BASE PARTIAL TERMINATION PAYMENT
(TO BE ATTACHED HERE TO FOLLOWING THE CLOSING DATE)

APPENDIX D

APPROVED OTC BROKERS

1. Mancapital LLC
2. Spectron Energy Inc.
3. Edf Mann
4. APB Energy, Inc.
5. TFS
6. Amerex
7. Choice Energy
8. GFI Energy